PARADIGM MEDICAL INDUSTRIES, INC.
2355 South 1070 West
Salt Lake City, Utah 84119 USA
Telephone:  (801) 977-8970
Facsimile:  (801) 977-8973

August 10, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:	Kevin L. Vaughn
Accounting Branch Chief

Re:	Paradigm Medical Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 000-28498

Dear Mr. Vaughn:

Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated July 20, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, and the above-referenced Form 10-Q for the quarter ended March 31, 2009.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses as follows:

Form 10-K for the Year Ended December 31, 2008

Note 1.  Organization and Significant Accounting Policies, page F-7

Fair Value of Financial Instruments, page F-7

1.
We note your disclosures that you adopted 820 10 of the FASB Accounting Standards Codification (FASB ASC) on January 1, 2008.  Please revise your future filings to provide the disclosures required by paragraphs 820-10-50-1 through 820-10-50-9 of the FASB ASC, as applicable, for your outstanding embedded derivative financial instruments that are bifurcated from your convertible term notes and are marked to market on a reoccurring basis.

August 10, 2009

_________________________

Response:

The Company has filed a certification on Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  As a consequence of filing the certification on Form 15, the Company's duty to file any future forms required under Section 13(a) of the Securities Exchange Act of 1934, as amended, is suspended immediately upon such filing.

Goodwill, page F-9

2.
Please revise future filings to disclose in more detail how you evaluate your goodwill for impairment.  In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

•	Disclose the number of reporting units that you have identified.

•
Since you use more than one valuation methodology, disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Response:

The Company has filed a certification on Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  As a consequence of filing the certification on Form 15, the Company's duty to file any future forms required under Section 13(a) of the Securities Exchange Act of 1934, as amended, is suspended immediately upon such filing.

3.
Further to the above, please revise your disclosures in future filings to provide specific information regarding the results of your annual impairment testing, including disclosure of whether you were required to perform Step 2 of the goodwill impairment test for any of your reporting units.  To the extent applicable, your discussion in Critical Accounting Policies should specifically discuss how factors such as your history of operating losses and negative cash flows from operations impacted your analysis.  Refer to the guidance in 350-20 of the FASB Accounting Standards Codification.

August 10, 2009

_________________________

Response:

The Company has filed a certification on Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  As a consequence of filing the certification on Form 15, the Company's duty to file any future forms required under Section 13(a) of the Securities Exchange Act of 1934, as amended, is suspended immediately upon such filing.

Exhibits 31 and 32

4.
We note here and within your March 31, 2009 Form 10-Q that these certifications are signed by the president and treasurer.  We further note that you disclose on page 54 that the president and treasurer is also the principal executive and financial and accounting officer.  Please confirm to us that the president and treasurer is the principal executive officer and the principal financial officer.  Please also revise the aforementioned certifications to in future filings to clearly indicate as appropriate that the certifying official is the principal executive officer and principal financial officer.

Response:

This will confirm that Stephen L. Davis, the Company's President, Chief Executive Officer and Treasurer, is the Company's Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.  The certifications in the March 31, 2009 Form 10-Q have been amended to clearly indicate that Mr. Davis, who is the certifying official, is the Company's Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.  See also response to comments 1, 2 and 3 above.

Form 10-Q for the Quarter Ended March 31, 2009

Item 3.  Controls and Procedures, page 22

5.
We note that you include your conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008 but do not include your conclusion on the effectiveness of your disclosure controls and procedures as of the end period covered by this report, which in this case would be March 31, 2009.  Please revise your filing to include management's assessment of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report.  Refer to Item 307 of Regulation S-K.

Response:

The March 31, 2009 Form 10-Q has been amended to include a conclusion on the effectiveness of the Company's controls and procedures as of March 31, 2009.  See also response to comments 1, 2 and 3 above.

Please see acknowledgements below:

August 10, 2009

_________________________

In response to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 977-8970.

Very truly yours,

/s/ Stephen L. Davis

Stephen L. Davis
President, Chief Executive Officer and Treasurer